Filed Pursuant to Rule 433
Registration Statement No. 333-172036
February 3, 2011
Denbury Resources Inc.
Pricing Term Sheet

Issuer:	Denbury Resources Inc.

Security Description:	Senior Subordinated Notes

Distribution:	SEC Registered

Aggregate Principal Amount:	$400,000,000

Gross Proceeds:	$400,000,000

Net Proceeds (Before Expenses):	$393,000,000

Coupon:	6 3/8%

Maturity:	August 15, 2021

Offering Price:	100.000% of face amount, plus accrued interest from February 17, 2011

Yield to Maturity:	6.375%

Spread to Benchmark Treasury:	+285 bps

Benchmark Treasury:	UST 2.625% due 11/15/20

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2011

Optional Redemption:	Make-whole call at T+50 until August 15, 2016

On or after August 15, 2016: 103.188%
On or after August 15, 2017: 102.125%
On or after August 15, 2018: 101.062%
On or after August 15, 2019 and thereafter: 100%

Equity Clawback:	Prior to August 15, 2014, up to 35% may be redeemed at 106.375%

Change to Description of Notes	Under the caption “Description of the Notes—Certain Covenants—Limitation on Restricted Payments,” the carve-out for repurchases of equity from employees, former employees, directors and former directors in clause (b)(4) is increased from $2 million to $3 million.

Trade Date:	February 3, 2011

Settlement:	T+10; February 17, 2011

CUSIP:	247916 AC3

ISIN:	US247916AC30

Ranking:	Senior subordinated unsecured obligations of Issuer

Denominations:	2,000x1,000

Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Credit Suisse Securities (USA) LLC UBS Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Managers:	BNP Paribas Securities Corp.
Scotia Capital (USA) Inc.
Credit Agricole Securities (USA) Inc.
Lloyds TSB Bank plc
BBVA Securities Inc.
Capital One Southcoast, Inc
CIBC World Markets Corp.
Comerica Securities, Inc.
ING Financial Markets LLC
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc
SMBC Nikko Capital Markets Limited
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, NY 10080, Attention: Syndicate Operations or by calling 800-294-1322 or emailing: dg.prospectus_requests@baml.com.